

June 29, 2011

Via E-mail and U.S. Mail
Ms. Lora Ho, Senior Vice President and Chief Financial Officer
Taiwan Semiconductor Manufacturing Company Limited
No. 8, Li-Hsin Road 6
Hsinchu Science Park
Hsinchu, Taiwan 300
Republic of China

> **Re:** **Taiwan Semiconductor Manufacturing Company Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **File No. 1-14700**

Dear Ms. Ho:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 5. Operating and Financial Reviews and Prospects, page 23

Overview, page 23

1. We note from your disclosure on page six that the March 11, 2011 earthquake may disrupt global demand for electronic products and services. With a view toward disclosure in future filings, please tell us what impact, if any, this event may have on your operations in current and future periods.

Critical Accounting Policies, page 25

Revenue Recognition, page 25

2.   We note that you recorded a higher provision on potential sales returns and allowances
        during 2009. Please revise future filings to explain the underlying reasons why you
        recorded higher sales returns and allowances provisions during 2009 than in comparative
        years.

Inventory valuation, page 25

3.   On page 29 you discuss that the higher gross margin in 2010 was primarily due to higher
        capacity utilization and cost reductions. In future filings, please expand your critical
        accounting policy discussion to address your policy for capacity utilization and its impact
        on your inventory valuation.

Quantitative and Qualitative Disclosures About Market Risks, page 65

Foreign Currency Risk, page 65

4.   We note that you have disclosed on page 29 that a significant portion of your net sales are
        denominated in U.S. dollars, and your disclosures on page F-43 of your financial assets
        denominated in foreign currencies. Please disclose in future filings the quantitative risk
        for all other financial instruments as required by Item 11 of Form 20-F and General
        Instructions to Items 11(a) and 11(b), paragraphs 3.B and 3.C.

Notes to Consolidated Financial Statements, page F-9

Note 31. Segment Financial Information, page F-43

5.   We note the net sales to "Asia and others" is greater than 10% of your total net sales. If
        material, please provide further detail of sales to individual foreign countries as part of
        your additional disclosures required by U.S. GAAP under Note 33 in future filings.
        Refer to paragraph 280-10-50-41a of the FASB Accounting Standards Codification.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761, Lynn Dicker, Reviewing Accountant, at (202) 551-3616 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief